Exhibit 99.2

EXTENSION OF MODIFICATION TO MANUFACTURING, DISTRIBUTING AND
TECHNOLOGY LICENSE AGREEMENT

This Extension of Modification To Manufacturing, Distributing And Technology License Agreement (“Extension”) extends the Modification to Manufacturing, Distributing and Technology License Agreement entered into effective May 31, 2002 (the “Modification”) made between Image Sensing Systems, Inc. and Econolite Control Products, Inc.

Whereas, Econolite and ISS executed the Modification effective June, 2002 to be effective for two years.

Whereas, Econolite has requested ISS to consider extending the Modification.

Whereas, ISS wishes to improve its business success in Latin America,

Whereas, Econolite has a Spanish speaking international sales manager supporting Econolite’s distributors in Latin America, and

Whereas, ISS is willing to evaluate the potential of ISS’ business growth in Latin America through Econolite.

Now therefore, the parties agree to extend the Modification with respect to the Supplemental Territory of Latin America on an exclusive basis for a period of two years, at the end of which, the two parties shall review the Modification for further extension as appropriate.

In witness whereof, the parties have executed this Extension to become effective as of the 1st day of July, 2004

By:	/s/ James Murdakes	By:	/s/ David J. St. Amant
	James Murdakes President and CEO Image Sensing Systems, Inc.		David J. St. Amant COO Econolite Control Products, Inc.